UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Enzon Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
293904108

(CUSIP Number)
Jeffrey H. Buchalter
Chief Executive Officer
Enzon Pharmaceuticals, Inc.
685 Rte. 202/206
Bridgewater, NJ 08807
(908) 541-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 17, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	293904108

1	NAME OF REPORTING PERSONS. I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey H. Buchalter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,996,642

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,996,642

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,996,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 44,732,973 shares of the Common Stock outstanding as of May 7, 2008, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008.

SCHEDULE 13D
Item 1 — Security and Issuer
          This statement constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned and relates to the Common Stock, par value $0.01 of Enzon Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the undersigned. The principal executive offices of the Issuer are located at 685 Rte. 202/206, Bridgewater, NJ 08807.
Item 2 — Identity and Background
(a)	This statement is being filed by Jeffrey H. Buchalter (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Enzon Pharmaceuticals, Inc., 685 Rte. 202/206, Bridgewater, NJ 08807

(c)	The Reporting Person is the Chairman of the Board of Directors, President, and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3 — Source and Amount of Funds or Other Consideration
          The 2,996,642 shares of the Common Stock, $0.01 par value of the Issuer (“Common Stock”) beneficially owned by the Reporting Person include 33,334 shares of Common Stock acquired upon the vesting of restricted stock units, options to purchase 2,660,074 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of the date hereof, 278,234 shares of restricted Common Stock and 25,000 shares of Common Stock the Reporting Person acquired by open market purchases using personal funds. The restricted stock units, options and shares of restricted stock held by the Reporting Person were issued to the Reporting Person under the Issuer’s 2001 Incentive Stock Plan as compensation for his services as the Issuer’s President and Chief Executive Officer. The Reporting Person did not acquire beneficial ownership of any Common Stock with borrowed funds.

Item 4 — Purpose of Transaction
          The Reporting Person holds his shares of Common Stock, stock options, and restricted Common Stock, described in Item 3, for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or through further compensatory grants by the Issuer of stock options, restricted stock or restricted stock units pursuant to the Issuer’s 2001 Incentive Stock Plan or similar company plans. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.
Item 5 — Interest in Securities of the Issuer
(a)	The Reporting Person is the beneficial owner of 2,996,642 shares representing 6.3% of the Issuer’s outstanding Common Stock based on 44,732,973 shares of Common Stock outstanding as of May 7, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008. The Reporting Person’s ownership includes 84,068 shares of Common Stock directly held, 252,500 shares of unvested restricted Common Stock, and 2,660,074 presently exercisable stock options.

(b)	The Reporting Person has the sole power to vote and dispose of all 2,996,642 shares, including the stock options; however, 252,500 shares of restricted Common Stock have not vested and are subject to certain contractual restrictions on disposition and the shares underlying the options may not be disposed or voted unless and until such options are exercised and such shares are issued.

(c)	Transactions within the last 60 days: On May 18, 2008, options to purchase 74,120 shares of the Issuer’s Common Stock vested as part of the options to purchase 436,000 shares granted by the Issuer to the Reporting Person on May 18, 2006. On April 3, 2008, options to purchase 62,543 shares of the Issuer’s Common Stock vested as part of the options to purchase 367,900 shares granted by the Issuer to the Reporting Person on April 3, 2006.

(d)	Not Applicable.

(e)	Not Applicable.
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          See Items 3, 4 and 5 above. The following table summarizes the terms of all options, restricted stock, and restricted stock unit awards that the Issuer has granted, as of the date hereof,

to the Reporting Person pursuant to the Issuer’s 2001 Incentive Stock Plan and the Amended and Restated Employment Agreement entered into between the Reporting Person and the Issuer on April 27, 2007, as amended on February 21, 2008. The forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the Securities and Exchange Commission. The terms of those agreements are incorporated herein by reference. Under certain circumstances the Reporting Person may be required to forfeit unvested shares of restricted Common Stock and shares underlying unvested stock options and restricted stock units. In addition, in some cases the vesting of the awards may be accelerated. The shares of restricted Common Stock are subject to restrictions on transfer until the shares have vested.
Stock Options (Right to Buy Common Stock of the Issuer)

	No. of
	Shares
	Underlying	Exercise
Date of Grant	Option	Price	Vesting Schedule
9/28/2004	40,000	$15.46	Fully vested.
12/22/2004	725,000	$13.54	Fully vested.
5/12/2005	750,000	$6.95	Fully vested.
11/23/2005	300,000	$6.97	Presently exercisable with respect to 198,000 shares; remaining shares vest in two (2) equal annual installments of 51,000 shares beginning on 11/23/08.
4/3/2006	367,900	$8.04	Presently exercisable with respect to 242,814 shares; remaining shares vest in two (2) equal annual installments of 62,543 shares beginning on 4/3/09.
5/18/2006	436,000	$7.40	Presently exercisable with respect to 287,760 shares; remaining shares vest in two (2) equal annual installments of 74,120 shares beginning on 5/18/09.
1/17/2007	850,000	$8.59	Presently exercisable with respect to 416,500 shares; remaining shares vest in three (3) equal annual installments of 144,500 shares beginning on 1/17/09.
Restricted Common Stock

Date of
Grant	No. of Shares	Vesting Schedule
9/28/2004	3,234	Fully vested.
12/22/04	75,000	22,500 shares vested on 12/22/07; 22,500 shares will vest on 12/22/08 and the remaining 30,000 shares will vest on 12/22/09.
1/17/2008	200,000	66,000 shares will vest on 1/17/09, 66,000 shares will vest on 1/17/10, and the remaining 68,000 shares will vest on 1/17/2011.
Restricted Stock Units

Date of
Grant	No. of Units	Vesting Schedule
11/23/2005	120,000	48,000 units will vest on 11/23/08 and the remaining units will vest in two (2) equal annual installments of 36,000 units beginning on 11/23/09.
4/3/2006	198,100	59,430 units will vest on 4/3/09, 59,430 units will vest on 4/3/10, and the remaining 79,240 units will vest on 4/3/11.
1/17/2007	100,000	33,334 units vested; remaining units will vest in two (2) equal annual installments beginning on 1/17/09.

Item 7 — Material to be Filed as Exhibits
          (1) The Issuer’s 2001 Incentive Stock Plan, previously filed as Exhibit 10.23 to the Issuer’s Form 10-Q for the quarter ended December 31, 2003, filed on February 17, 2004.
          (2) Amended and Restated Employment Agreement with the Reporting Person dated April 27, 2007, previously filed as Exhibit 10.1 to the Issuer’s Form 10-Q for the quarter ended March 31, 2007, filed on May 4, 2007, as amended by Amendment of Employment Agreement with the Reporting Person dated February 21, 2008, previously filed as Exhibit 10.28 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008.
          (3) Form of Non-Qualified Stock Option Agreement for Executive Officers, previously filed as Exhibit 10.3 to the Issuer’s Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.
          (4) Form of Restricted Stock Award Agreement for Executive Officers, previously filed as Exhibit 10.4 to the Issuer’s Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.
          (5) Form of Restricted Stock Unit Award Agreement for Executive Officers, previously filed as Exhibit 10.6 to the Issuer’s Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008 Date

/s/ Jeffrey H. Buchalter Signature

Jeffrey H. Buchalter/Chairman, President & Chief Executive Officer Name/Title